08033082

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DEC 01 2008

Washington, DC

AB*
12/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson & Strudwick, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 East Main Street, 20th Floor
(No. and Street)

Richmond, Virginia 23219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George F. Nolde, III (804)344-3847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1021 E. Cary Street, Suite 1000 Richmond, Virginia 23219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George F. Nolde, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson & Strudwick, Inc., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me, in my presence this 26TH day of NOVEMBER, 20 08. A Virginia Notary Public. In and for the State at Large.

Notary Public

Notary Public MICHELLE E. CRAFT
ID # 297105
MY COMMISSION EXPIRES: 12/31/2011

Signature

PRESIDENT + CEO

Title

MICHELLE E. CRAFT NOTARY PUBLIC COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSON & STRUDWICK, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Table of Contents

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Anderson & Strudwick, Inc. and subsidiary:

We have audited the accompanying consolidated statement of financial condition of Anderson & Strudwick, Inc. and subsidiary as of September 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Anderson & Strudwick, Inc. and subsidiary as of September 30, 2008, in conformity with U.S. generally accepted accounting principles.

As described in note 2 to the accompanying consolidated statement of financial condition of Anderson & Strudwick, Inc. and subsidiary, retained earnings as of October 1, 2007 has been restated from the Company's previously issued consolidated financial statements, which were audited by other auditors.

KPMG LLP

November 26, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

ANDERSON & STRUDWICK, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Consolidated Statement of Financial Condition

September 30, 2008

Assets		
Cash	$	3,513,582
Receivable from clearing broker		1,084,422
Securities owned, at fair value or estimated fair value		1,632,141
Office equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $984,776)		650,042
Deposit with clearing broker		150,000
Loans and notes receivable from financial advisors, net		558,300
Income tax receivable		172,035
Other assets		619,874
Total assets	$	8,380,396
Liabilities and Stockholder's Equity		
Payable to clearing broker	$	1,027,268
Securities sold, but not yet purchased, at fair value		9,123
Accrued compensation		887,972
Accounts payable, accrued expenses and other liabilities		1,329,457
Net deferred tax liability		296,964
Total liabilities		3,550,784
Stockholder's equity:		
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 82,046 shares.		82,046
Additional paid-in-capital		4,721,086
Retained earnings		26,480
Total stockholder's equity		4,829,612
Total liabilities and stockholder's equity	$	8,380,396

See accompanying notes to the consolidated statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization and Basis of Presentation

Anderson & Strudwick, Inc. (A&S or the Company) is a wholly owned subsidiary of Anderson & Strudwick Investment Corporation (ASIC). The Company is a broker-dealer registered under the Securities Exchange Act of 1934 as well as an investment advisor registered under the Investment Advisors Act of 1940 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. A&S Financial Corporation, the Company's wholly owned subsidiary, offers the Company's customers participation in money market accounts. The Company clears all if its securities brokerage transactions through Pershing, LLC, a division of Bank of New York Mellon, on a fully-disclosed basis, and the contractual arrangement between the Company and Pershing may be terminated at any time by either party with 60 days notice. Pershing holds all customer accounts. The majority of the Company's business is conducted in the Commonwealth of Virginia.

The consolidated statement of financial condition includes the accounts of Anderson & Strudwick, Inc. and its wholly owned subsidiary. All intercompany balances have been eliminated in consolidation.

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. Actual results could differ from those estimates.

(b) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date. Customers' securities transactions are recorded on a settlement date basis. Customer securities positions are not reflected on the consolidated statement of financial condition as the Company does not have title to these assets.

Securities owned and securities sold, not yet purchased, are carried at fair value, and securities not readily marketable are carried at estimated fair value as determined by management.

(c) Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business. At September 30, 2008, there were no cash equivalents held by the Company.

(d) *Fair Value*

Cash and cash equivalents, securities owned, and securities sold, not yet purchased are carried at fair value based on quoted prices, and securities not readily marketable are carried at estimated fair value.

Receivable from clearing broker, loans and notes receivable from financial advisors, and payable to clearing broker are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable rates of interest of certain of these instruments.

(e) *Office Equipment and Leasehold Improvements*

Office equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation office furniture and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

(f) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by ASIC. The Company is included in two combined/unitary returns with ASIC and files separate state income tax returns in four states. Income taxes are allocated on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from ASIC. The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*. The deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(g) *Commitments and Contingencies*

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

(h) *Other*

Other assets consist primarily of prepaid expenses. Accounts payable, accrued expenses and other liabilities consist primarily of trade payables and other contractual obligations.

(2) Restatement of Prior Year Stockholder's Equity

The beginning balance of stockholder's equity was restated to correct an error in the valuation of certain non readily-marketable stock warrants owned as of September 30, 2007. The impact of the restatement to opening retained earnings as of October 1, 2007 was an increase of approximately $505,540, net of

deferred income taxes of $323,200. The impact of the adjustments on net income for the year ended September 30, 2007 was approximately an increase of $407,000, net of deferred income tax expense of $260,300.

(3) Receivable from and Payable to Clearing Broker

Receivable from clearing broker represents fees and commissions earned on customer transactions, net of clearing fees and interest associated with both customer and Company transactions, which are due from the clearing broker.

Payable to clearing broker represents financing provided by the clearing broker to the Company and is collateralized by securities owned. Interest on this financing is charged by the clearing broker at the broker call rate. At September 30, 2008, the broker call rate was 3.75%.

(4) Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased at September 30, 2008 consist of the following, at fair value or estimated fair value:

	Securities owned	Securities sold, not yet purchased
Obligations of U.S. government	$ 75,498	—
Investment in partnership	202,780	—
State and municipal obligations	175,471	—
Corporate bonds, debentures and notes	9,902	—
Corporate stocks	379,277	—
Options and warrants	749,617	—
Certificates of deposit	39,596	—
Unit investment trust	—	9,123
Total	$ 1,632,141	9,123

The Company owns certain securities, which are not readily marketable. These include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities of the Company. At September 30, 2008 these securities have an estimated fair value of approximately $1,093,700 and include the investment in partnership, all options and warrants, and $141,303 of corporate stocks.

(5) Net Capital and Reserve Requirement

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the Net Capital Rule) and elects to compute its net capital requirements in accordance with the aggregate indebtedness method. This method requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that minimum net capital may not be less than

$250,000. At September 30, 2008, the Company had net capital, as defined, of $1,361,164, which was $1,111,164 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was 1.6 as of September 30, 2008. The Company is exempt from the reserve requirements for broker-dealers under Rule 15c3-3, subparagraph (k)(2)(ii), because the company does not hold securities accounts for customers or perform custodial functions relating to customer securities.

(6) Income Taxes

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of September 30, 2008 are presented below:

Deferred tax assets:		
Accrued rent expense	$	112,484
Deferred compensation		359,085
Accrued expenses		26,980
Other		148,839
Total deferred tax assets		647,388
Less valuation allowance		(62,699)
Net deferred tax assets		584,689
Deferred tax liabilities:		
Prepaid expenses		79,864
Office equipment and leasehold improvements, principally		95,961
Options and warrants		643,940
Other		61,888
Total deferred tax liabilities		881,653
Net deferred tax liability	$	296,964

In establishing a valuation allowance with respect to deferred tax assets, management assesses whether it is more likely than not that some portion or all of the deferred tax assets will be realized in the future. A valuation allowance has been established as of September 30, 2008 for charitable contribution carryforwards that are not more likely than not to be realized.

(7) Employee Benefit Plan

The Company has a profit sharing retirement plan as described in Section 401(k) of the IRC in which employees of the Company participate. The plan covers substantially all employees upon attainment of age 21 and completion of one year of continuous services, as defined. Employees may elect to make salary reduction contributions up to the maximum amounts allowed under the IRC. The Company may provide discretionary or matching contributions at a rate to be determined annually.

ASIC has an employee stock ownership plan whereby employees of the Company may acquire shares of ASIC. The plan covers substantially all employees upon attainment of age 21 and completion of one year of continuous service, as defined.

(8) Transactions with Affiliates and Related Parties

The Company receives advisory fees from certain affiliated companies controlled by Anderson and Strudwick, Inc. There was no amount receivable from or payable to such affiliated companies at September 30, 2008. Additionally, the Company has non-interest bearing advances and loans receivable from employees and former employees of approximately $558,300, net of allowance for uncollectible amounts of $144,200 at September 30, 2008. Loans and notes to employees are loans are typically provided as incentives to new financial advisors. The loans and notes receivable from financial advisors are being forgiven over the term of each contract (generally five to seven years) if the financial advisors meet certain performance conditions.

(9) Commitments and Contingencies

Leases

The Company leases its office space and equipment under operating leases expiring at various dates through 2013. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2008 are as follows:

Year ending September 30,		
2009	$	1,133,632
2010		1,006,882
2011		853,007
2012		717,335
2013		540,411
Thereafter		—
	$	4,251,267

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material effect on the Company's financial position or results of operations.

Other Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

(Continued)

The Company introduces its customer transactions to Pershing, LLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearing agreement. In connection with this agreement, the company has agreed to indemnify Pershing for losses that Pershing may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of September 30, 2008, substantially all customer obligations were collateralized by securities with fair value in excess of obligations.

As of September 30, 2008 the Company had a deposit of $150,000, with Pershing for the purpose of assuring performance under the clearing agreement.

(10) Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values or estimated fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the accompanying consolidated financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2008.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's use of a third-party provider, Pershing, for maintenance and custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of temporary cash investments. At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places their cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Anderson & Strudwick, Inc.:

In planning and performing our audit of the consolidated financial statements of Anderson & Strudwick, Inc. (the Company), as of and for the year ended September 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and will communicate them in writing to management and those charged with governance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 26, 2008

END